

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20549-0408

October 29, 2004

C. Sean Childers
President
Hometown Community Bancshares, Inc.
PO Box 218
Braselton, Georgia 30517

Re: Hometown Community Bancshares, Inc.
   Form S-1, amendment number 1, filed October 21, 2004
   File No. 333-118982

Dear Mr. Childers:

   We have the following comments on your amendment. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. As previously requested, please disclose on the cover that the lack of a market for the securities may make them difficult to sell.

2. Reconcile the statement in the last sentence, regarding exercise of the warrants "at any time," with the disclosure at the bottom of page 3. Please advise us why you are not registering the warrants and the underlying shares at this time.

Use of Proceeds – page 4

3. We again note your disclosure that the minimum offering may not be adequate to receive regulatory approval. Please advise us whether or not you have reason to believe that this might happen, clarify in the filing why this information is warranted and, as previously requested, either here or in the body of the prospectus, describe the worst case consequences of this situation and the likelihood of such events.

Use of Proceeds - page 14

4. Please reconcile footnote 3, on page 14, with the financial statements. It appears that only 5 of your 7 organizers have purchased 1,000 shares.

5. Where appropriate, discuss the restrictions on resale of the unregistered shares purchased by the organizers.

6. Quantify the line of credit and clarify whether it is the registrant or the bank that will repay this amount.

Capitalization – page 16

7. We note that the typeface used for the footnotes is still very small. Please be certain that all of the text you provide is easily readable. You may want to use the same size text for the footnotes as you use for the rest of your text.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Direct any questions on accounting matters to Nancy Maloney 202-942-7331 or to Donald Walker, Senior Assistant Chief Accountant, at 202-942-1799. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

Sincerely,



William Friar
Senior Financial Analyst

By fax: Larry W. Shackelford
       fax number 404-365-9532